ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 31, 2004

04036844

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 13 2004
WASH, D.C. 185 SECTION

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 14 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
31 August 2004 – (ASX Announcement & Media Release – Offshore China)
31 August 2004 – (ASX Announcement & Media Release – Lake Long Update)

Dlw 9/14

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

31 August 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL UPDATE

On day 29 of the program, the SL 328 #1 well, located at the Lake Long Field, Lafourche Parish, South Louisiana, is drilling ahead in deviated hole at 11,613 feet (measured depth) (11,596 feet true vertical depth) toward the planned intermediate logging point at approximately 11,820 feet, at which time previously reported gas shows will be evaluated prior to running casing and drilling ahead toward the Hollywood and *Cib. Op* objectives.

The SL 328 #1 well is a proposed 15,500 foot (true vertical depth) test of the Lake Long Deep Prospect. The well is being operated by Palace Operation Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company, using Parker Barge Rig 55-B.



The SL 328 #1 well is being directionally drilled to test the *Cib. Op*. interval below 13,900 feet. The well has also been designed to evaluate shallower objectives at the 6900 Sand, Krumbhaar and Upper, Middle and Lower Hollywood intervals. The well is likely to take between 70 and 90 days.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Or visit FAR's website: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

31 August 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

BLOCK 22/12, BEIBU GULF, OFFSHORE CHINA: POST-DRILL ANALYSES HIGHLIGHT ADDITIONAL EXPLORATION POTENTIAL AND CONFIRM LARGER IN-PLACE OIL ACCUMULATION

KEY POINTS

- Analysis of data gathered during 2Q 2004 from the drilling of three wells in Block 22/12 ("the Block") in the Beibu Gulf, offshore China, indicate a cluster of exploration targets in the vicinity of the 6-12-1 oil discovery well in the northern part of the Block. The collective, unrisked, potential for these prospects is estimated by the Operator to be 40 to 50 MMBO recoverable.
- The data also confirm the highly viscous nature of the oil contained in the 12-8 East Field in the southern part of the Block. However, post-drill analysis by the Operator now indicates that the total oil in-place in this field and the adjacent 12-8 West Field, is approximately 50% more than the independently calculated pre-drill estimates of 119 MMBO.
- On the basis of these new technical insights, and the strong forward oil price curve, FAR and its co-venturers expect to enter into discussions with the relevant Government authorities in China regarding further drilling and pre-development studies in the block.

Between mid-April and mid-May 2004 FAR participated in three exploration and appraisal wells in and around the 12-8 West and 12-8 East oil fields in the southern part of the Block, which is located in the Beibu Gulf, offshore China (Attachment 1).

As reported at that time, initial results were disappointing: only one well encountered a significant oil column and that oil proved to be highly viscous. However, intensive post-drill studies conducted during the last several months have indicated that other aspects of the drilling results encourage a more positive view of the petroleum potential of the Block. Specifically:

- It now appears that the total amount of in-place oil in the 12-8 West and 12-8 East fields is approximately 50% greater than the 119 MMBO in-place estimates published by Independent Experts in earlier reports. In the light of post well analysis and the recent strengthening of forward curve oil prices, the potential commercial development of the 12-8 East and 12-8 West oil fields clearly merits further investigation, notwithstanding the highly viscous nature of the oil.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

- The results of the 2Q 2004 drilling programme also provided, for the first time, information which allows the 3D seismic data to be calibrated with well data. As a result of integrating this information into the geological model, it now appears that there is a cluster of prospects in the northern part of the block (Attachment 1). These prospects are in the vicinity of the Wei 6-12-1 discovery, which was made by the Joint Venture in March 2002 and which confirmed that the oil in this part of the block is of significantly less viscous than that found in the 12-8 East Field. Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 MMBO. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration (Attachment 1).

At a Joint Venture meeting held on Monday, 30 August 2004, the co-venturers agreed to move forward with scheduled discussions with relevant Government authorities in China, which are designed to identify an optimum way of realising the block's petroleum potential.

The Block 22/12 Joint Venture consists of:

Roc Oil (China) Company	40%
Horizon Oil Limited	30%
Petsec Energy Limited	25%
Oil Australia Pty Limited*	5%

* a wholly owned subsidiary of First Australian Resources

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Commenting on the latest developments in Block 22/12, FAR's Chairman, Michael Evans, stated that:

> *"This is a welcome turnaround. Armed with this new information and by exploiting new development technologies and possible infrastructure sharing we may be able to commercialise the 12-8 East field notwithstanding the highly viscous nature of the oil. The substantially larger volume of in-place oil now recognised in the southern part of the Block, combined with stronger oil prices, have gone some way towards mitigating the viscosity factor.*
>
> *The blocks potential has also been upgraded with the recognition of a 3-D seismically-defined, AVO and amplitude-supported cluster of prospects in the northern part of the permit."*

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email:info@farnl.com.au


OFFSHORE CHINA
BEIBU BLOCK 22/12
EXISTING DISCOVERIES,
PROSPECTS AND LEADS
FIRST AUSTRALIAN RESOURCES N.L.
Oil and Gas Pipelines to Weizhou Island export facilities - 15km
Cluster of 3D defined, amplitude supported prospects with collective potential for 40-50MMBO recoverable reserve
Wushi 1-4
Wei 6-12 West
6-12
Wushi 1-5 Lead
12-1 Fields CNOOC
Wei 6-12 South
12-2
12-3-4
12-8-3
12-8-2
12-7-1
12-8-1
At least 50% increase on pre-drill Independent Expert's oil-in-place estimate of 110MMBO encourages further investigation of commercial potential
BLOCK 22/12
Discoveries / Fields
Prospects / Leads
2002 Oil Discovery
2Q 2004 Wells
0
5
KILOMETRES
CHINA
VIETNAM
BLOCK 22/12
Hainan Island

NEWA02FIG7